UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39111

FLJ Group Limited

(Registrant’s Name)

Room 1610

No.917, East Longhua Road

Huangpu District, Shanghai, 200023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2024, Mr. Chen Chen and Mr. Zhenkun Wang resigned as independent directors of the Company, effective May 13, 2024. On the same day, Mr. Zongquan Yang, Ms. Yanan Zhou and Ms. Yue Hu resigned as directors of the Company, effective May 13, 2024.

Mr. Chen, Mr. Wang, Mr. Yang, Ms. Zhou and Ms. Hu resigned for personal reasons and have no disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On May 13, 2024, the Company appointed Ms. Nini Qiao and Dr. Guofu Wu as independent directors, effective May 13, 2024. Ms. Qiao will serve as a member of the audit committee and the nominating and corporate governance committee of the board of directors of the Company, and Dr. Wu will serve as a member of the audit committee.

Ms. Qiao was the financial director of Shandong NewBorn Town Network Technology Co., Ltd., Beijing branch from August 2021 to February 2022. She was the finance business partner and head of project financing of Beijing Lanxum Technology Co., Ltd. from July 2020 to August 2021. Ms. Qiao worked as the financial director of Beijing Right-Trip Travel Co.,Ltd. from June 2018 to May 2020. She also worked as an audit manager of Ruihua Certified Public Accountants (LLP) from July 2014 to June 2018. Ms. Qiao received her bachelor’s degree majoring in accounting from Shandong University of Technology in 2014.

Dr. Wu has been an associate professor of the College of Marxism, Sichuan University since July 2014. Dr. Wu received his Doctor of Laws degree from Central China Normal University in 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLJ Group Limited

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: May 13, 2024

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